

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 3, 2015

<u>Via E-mail</u>
Daniel E. Berce
President and Chief Executive Officer
GMF Leasing LLC
ACAR Leasing Ltd.
801 Cherry Street, Suite 3500
Fort Worth, Texas 76102

>   **Re: GMF Leasing LLC**
>   **ACAR Leasing Ltd.**
>   **Registration Statement on Form SF-3**
>   **Filed November 6, 2015**
>   **File Nos. 333-207859 and 333-207859-01**

Dear Mr. Berce:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases, as determined in accordance with the transaction agreements for the securities, will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date. Refer to Item 1101(c)(2)(v)(A) of Regulation AB.

2. We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer to General Instruction I.B.1(e) of Form SF-3.

<u>Cover Page of Registration Statement</u>

3. We note that you intend to include unsold securities from a prior registration statement on your Form SF-3 pursuant to Rule 415(a)(6) of the Securities Act of 1933. In the pre-effective amendment in which you carry forward the unsold securities, please include as part of your footnotes to the "Calculation of Registration Fee" the following information: the SEC file number of the prior registration statement; the amount of the unsold securities being included on this registration statement; and the amount of filing fees previously paid in connection with the unsold securities. Refer to Rule 415(a)(6) of the Securities Act of 1933 and Securities Act Rules Compliance and Disclosure Interpretation 212.24.

<u>The Asset Representations Reviewer, page 47</u>

4. Please specify how expenses associated with changing from one asset representations reviewer to another one will be paid. Refer to Item 1109(b)(7) of Regulation AB.

<u>Yield and Prepayment Considerations</u>

<u>Delinquency, Credit Loss, Repossession and Residual Performance Information, page 77</u>

5. Please revise to provide disclosure of your methodology for determining delinquencies. Refer to Item 1101(d) of Regulation AB.

<u>Description of Transaction Documents</u>

<u>Dispute Resolution for Requests to Redesignate Lease Assets, page 116</u>

6. We note your disclosure that "[i]f the holders of notes representing [five] percent or more of the note principal balance of the [most senior class of] notes then Outstanding notify the indenture trustee that they have determined that such a representation or warranty was breached, then the indenture trustee will deliver the related demand to the servicer on behalf of those noteholders." Because all investors, regardless of a particular class or percentage, should be able to utilize the shelf dispute resolution provision, please revise to provide that any investor is able to request a redesignation of lease assets from the designated pool. Refer to Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the "2014 Regulation AB II Adopting Release").

7. We note your disclosure on page 117 that the servicer is only obligated to redesignate lease assets from the designated pool if the interests of the noteholders are materially and adversely affected by the breach. Please revise your disclosure to state which party is responsible for determining whether the interests of the noteholders are materially and adversely affected by the breach.

8. We note your disclosure that "[i]f any Lease Asset that is subject to a redesignation request was a delinquency trigger lease asset and the related report delivered by the asset representations reviewer indicates that no tests were failed with respect to that Lease Asset, the redesignation request for that Lease Asset will be deemed to have been resolved." This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision."). Please revise the disclosure to provide, or confirm supplementally, that an investor will be permitted to refer a dispute related to any lease asset to dispute resolution.

9. We note your disclosure that "[i]f the parties fail to agree at the completion of the mediation, the requesting party may refer the redesignation request to arbitration." Please clarify that the requesting party may also proceed to filing a suit in court.

10. We note your disclosure that "[e]ach party will agree to keep the details of the redesignation request and the dispute resolution confidential." Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Credit Risk Retention, page 139

11. We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

12. We note your disclosure on page 142 that the sponsor believes that the inputs and assumptions described are all of the inputs and assumptions that could have a significant impact on the fair value calculation. Please revise to specify that the sponsor has described all inputs and assumptions that could have a <u>material</u> impact on the fair value calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculation. Refer to Rule 4(c)(1)(i)(F) of Regulation RR.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-3, and Exhibit Index, page II-10

13. Please file your forms of transaction agreements with your next amendment.

14. We note that the legal opinion filed as Exhibit 5.1 only opines to the legality of the notes. Please file a legality opinion with respect to the exchange notes being registered. Refer to Item 601(b)(5) of Regulation S-K.

15. Please be advised that EDGAR is now accepting the filing of the form of certification for shelf offerings of asset-backed securities as Exhibit 36. Please refile Exhibit 99.36 as Exhibit 36.1 with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3731 if you have questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: John P. Keiserman, Esq.
Katten Muchin Rosenman LLP

Trey Brown, Esq.
GM Financial